Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Suite 612

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510 Fax: 949/673-4525

September 30, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Asia Timmons-Pierce, Staff Attorney

Washington, D.C. 20549

RE:	KT High-Tech Marketing Inc.

Registration Statement on Form S-1

File No. 333-212272

Dear Ms. Timmons-Pierce:

Please find attached herewith a request for acceleration and supporting statement from KT High-Tech Marketing Inc. (the “Company”) with respect to the Registration Statement on Form S-1. The Company is requesting that the Registration Statement be declared effective on Wednesday, October 5, 2016 at 5:00 p.m. Eastern time.

Please promptly advise us if there are any issues or concerns regarding the effectiveness of the Registration Statement on Form S-1. If there are any other questions, please let us know the same at your earliest opportunity by contacting Lee Cassidy, Esq. at (949) 673-4510 or the undersigned at (310) 709-4338. We look forward to the Registration Statement being declared effective, and thank you for your professional courtesy and assistance in this matter.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.

Cassidy & Associates